08005341

RECEIVED
2008 OCT 14 P 12:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 8, 2008

SUPPL

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 8, 2008 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended September 30, 2008

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited

Encl: As above

PROCESSED
OCT 16 2008
THOMSON REUTERS

RECEIVED

2008 OCT 14 P 12: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 8, 2008

The Manager	The General Manager
National Stock Exchange of India Ltd	The Bombay Stock Exchange Limited
Exchange Plaza, C/1, Block G	Phiroze Jeejeebhoy Towers
Bandra Kurla Complex, Bandra (East)	Dalal Street, Fort,
Mumbai 400 051	Mumbai 400 001
Fax No.: 2659 8237 / 38	Fax No.: 2272 2037/39/41/61/3121/3719
NSE Symbol: RNRL	**BSE Scrip Code: 532709**

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Reliance Natural Resources Limited

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

October 8, 2008

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended September 30, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : 532709 | As On : September 30, 2008

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	886763053	886741550	54.59	54.30
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	34	895608142	895586539	55.13	54.84
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	34	895608142	895586539	55.13	54.84

(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	174	2595504	2122394	0.16	0.16
(b)	Financial Institutions/Banks	385	1017350	894363	0.06	0.06
(c)	Central Government/State Governments	64	1061535	56256	0.07	0.07
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	14	59893756	59890127	3.69	3.67
(f)	Foreign Institutional Investors	389	51110313	50987444	3.15	3.13
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1026**	**115678458**	**113950584**	**7.12**	**7.08**
(2)	Non-Institutions					
(a)	Bodies Corporate	8954	88435133	87743446	5.44	5.42
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2621597	474572729	425888678	29.21	29.06
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	535	31669229	31091733	1.95	1.94
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	20197	18568275	14435087	1.14	1.14
	Sub -Total (B)(2)	**2651283**	**613245366**	**559158944**	**37.75**	**37.55**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2652309**	**728923824**	**673109528**	**44.87**	**44.63**
	TOTAL (A) +(B)	**2652343**	**1624531966**	**1568696067**	**100.00**	**99.47**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**8598456**	**8598456**	**0.00**	**0.53**
	GRAND TOTAL (A)+(B)+(C)	**2652344**	**1633130422**	**1577294523**	**100.00**	**100.00**

Reliance Natural Resources Limited

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	858241254	52.55
2	Reliance Capital Limited	16492758	1.01
3	Reliance Innoventures Private Limited	11529001	0.71
4	Sonata Investments Limited	500000	0.03
5	Hansdhwani Trading Company Pvt Ltd	40	0.00
6	Anil D Ambani	1859171	0.11
7	Jaianmol A. Ambani	1669759	0.10
8	Jaianshul A. Ambani	100	0.00
9	Kokila D. Ambani	3665227	0.22
10	Tina A Ambani	1650832	0.10
	TOTAL	895608142	54.84

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares {i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	47516067	2.91
	TOTAL	47516067	2.91

I(d) Statement showing details of locked -in shares

Sr. No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	Promoter	410000000	25.11
	TOTAL		410000000	25.11


Reliance Natural Resources Limited

II(a) Statement showing details of Depository Receipts (DRs)

Sr. No	Type of outstanding DR (ADRs, GRDs, SDRs, etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	GDR	4299228	8598456	0.53
	TOTAL		8598456	0.53

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No	Name of the DR Holder	Type of outstanding DR (ADRs, GRDs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	N.A.	0	0.00
	TOTAL		0	0.00

Reliance Natural Resources Limited

END